UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

17 September, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 17 September, 2026, Guardian Metal Resources PLC issued a press release titled “Audited Financial Results for the Year Ended 30 June 2026.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 17 September, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Audited Financial Results for the Year Ended 30 June 2026 dated 17 September, 2026.

17 September 2026

Guardian Metal Resources plc
(‘Guardian Metal’ or the ‘Company’)

Audited Financial Results for the Year Ended 30 June 2026

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration and development company focused on tungsten in Nevada, USA, is pleased to announce its consolidated audited results for the year ended 30 June 2026, for the Company and its subsidiaries (together, the “Group”).

The full financial report will be available online immediately on the Company’s website and should be read in conjunction with this announcement.

Highlights: from the year under review

●
Received a US$6.2 million investment from the U.S. Department of War under Title III of the Defense Production Act of 1950 to support the advancement of the Company's 100%-owned Pilot Mountain Tungsten project in Nevada and completion of the project's Pre-Feasibility Study (“PFS”).

●
Completed the Pilot Mountain PFS, demonstrating robust project economics, including an after-tax NPV of US$660.3 million and an IRR of 59.6% using the base case tungsten price*, representing an important milestone towards the potential redevelopment of domestic mined tungsten production in the U.S.

●
Delivered a maiden S-K 1300 Mineral Resource Estimate (“MRE”) for Pilot Mountain in December 2025, followed by an upgraded MRE in June 2026 along with the Pre-feasibility Study. 97% of the Indicated Resources were subsequently converted into Probable Reserves totalling 11.8Mt.

●
Completed total equity fundraisings of US$89.3 million, including an upsized Initial Public Offering on the NYSE American, raising gross proceeds of approximately US$68.3 million.

●
Expanded the Company's land position at Tempiute through additional claim staking, including the historical Schofield open-pit mine plus other areas of interest.

●
Acquired property and water rights from Lincoln Estates Group LLC, securing 841 acres of real property as well as 2,540 acre-feet of annual water rights, building on existing, in-place usable infrastructure at Tempiute to strengthen the foundation for potential development.

●
Advanced exploration activities at Tempiute through an extensive drilling programme, with initial visual observations supporting the continuity and scale potential of multiple skarn zones beyond the historical underground mined area.

* Base case utilizes a tungsten price of US$197,300 per tonne of WO3, representing a ~35% discount to the mid-price for ammonium paratungstate ("APT") as quoted by Fastmarkets MB-W-0001 of US$304,000 per tonne of WO3 as of 12 June 2026. The mid-price as of 26 June 2026 was US$307,500 per tonne of WO3. All prices are for APT with the study assuming a payable factor of 82% for tungsten concentrate.

Oliver Friesen, Chief Executive Officer, commented:

“This has been another transformational year for Guardian Metal Resources. We continue to establish ourselves as a leading US-focused tungsten developer at a time when the strategic importance of secure domestic critical mineral supply has never been clearer.

"At Pilot Mountain, we achieved two of the most significant milestones in the Project's history: the publication of our maiden Mineral Resource Estimate (MRE), which we have since updated, followed by a positive Pre-Feasibility Study (PFS). The PFS was funded by a $6.2 million investment from the Department of War in July 2025, and we greatly value the Department's continued support, which underscores the Pilot Mountain project's strategic importance to US critical minerals supply. To our knowledge, Pilot Mountain is the only tungsten project in the US with a completed S-K 1300 compliant PFS, positioning us to target first production in Q4 2028. We have also made meaningful progress at Tempiute, advancing our mission to restore reliable domestic tungsten supply through our two Nevada-based projects.

"Our NYSE listing and successful fundraising were further pivotal moments for the Company, providing a strong platform from which to advance our strategy.

"The progress we have made this year has strengthened our conviction in the potential of our tungsten projects. We are well placed to build on this momentum as we work towards establishing the first domestic source of mined tungsten in the US in more than a decade."

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal’s or any third party’s ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company’s filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Eliza Logan	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS.2 The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.

CHAIRMAN’S STATEMENT

Guardian Metal entered the 2026 financial year with a clear purpose: to advance its two Nevada tungsten projects and establish the financial, technical and organisational platform required for their development. Over the course of the year, the Company delivered substantial progress against that objective. We secured significant funding, strengthened our leadership and operating capability, expanded our presence in the U.S. capital markets through a listing on the NYSE American, and completed the Pilot Mountain PFS on time. Together, these achievements have materially strengthened the foundations of the business and positioned Guardian Metal for its next phase of growth.

A defining feature of the year was the continued development of the Company's leadership capability, both at Board level and on the ground in Nevada. We welcomed Mr Michael X. Schlumpberger and Dr Mark Thorpe as Non-Executive Directors, bringing extensive operational, permitting, technical and executive experience across the mining and critical minerals sectors. We also expanded our Nevada-based team, further strengthening the technical and operating capabilities required to support the Pilot Mountain PFS and advance Tempiute.

The combination of capital markets, mining, technical and corporate expertise within Guardian Metal has been essential as the Company transitions from exploration towards development. The Board believes the quality and experience of the team is now one of Guardian Metal’s principal differentiators. The Pilot Mountain PFS was led by the Company's in-house team in collaboration with Samuel Engineering and specialist consultants, demonstrating our ability to combine strong internal ownership with high-quality external expertise.

We continued to build our Nevada operating platform around our core assets, increased project activity and a growing local presence. This work is important not only to the advancement of Pilot Mountain and Tempiute, but also to the establishment of Guardian Metal as a credible, long-term participant in Nevada's mining industry.

Execution was equally evident at project level. Pilot Mountain progressed through resource definition, engineering and technical study work towards completion of the PFS, while Tempiute continued to advance as a complementary asset with the potential to contribute meaningfully to a future domestic U.S. tungsten supply chain.

Throughout the year, Guardian Metal remained disciplined and focused. Our capital and management attention were directed towards Pilot Mountain and Tempiute and the opportunity to help re-establish a secure domestic U.S. tungsten supply chain at a time when mineral security has become increasingly important to both defence and industry.

That strategy is underpinned by the quality and strategic relevance of our assets. We believe Pilot Mountain, our flagship project, is one of the largest known undeveloped tungsten deposits in the U.S. and positions us to potentially become a key domestic supplier.

The Company's NYSE American IPO in March 2026, together with the associated US$68.3 million fundraise, represented another important strategic step. It aligned Guardian Metal’s capital markets presence more closely with its U.S.-based assets and broadened access to investors in the market most relevant to the Company's long-term development strategy. In the Board's view, this was not simply a financing event; it was an important part of positioning Guardian Metal within the U.S. critical minerals ecosystem.

Looking ahead, our priorities are clear. We intend to build on the successful Pilot Mountain PFS and advance engineering and permitting, and in parallel, we will continue to advance Tempiute in a disciplined manner, while maintaining a strong focus on capital allocation, execution, and shareholder value.

Guardian Metal has entered its next phase with an experienced team, a demonstrated ability to deliver and a strategy that is coherent, focused and well aligned with the long-term tungsten market and geopolitical environment. The Company ends FY2026 better funded, better positioned and more strategically relevant than at any point in its history.

On behalf of the Board, I would like to thank our employees, advisers, partners and government stakeholders for their contribution during the year, and our shareholders for their continued support. We have made substantial progress in FY2026 and look forward to building on that momentum in the year ahead.

Sincerely,

J.T. Starzecki
Executive Chairman

CEO STATEMENT

The year under review has been one of significant progress for Guardian Metal Resources Plc ("Guardian Metal" or the "Company"), as we continued to advance our strategy of establishing a domestic source of mined tungsten in the United States, which would be the first in over a decade.

During the year, we achieved multiple important operational and corporate milestones. Most notably, in July 2025, the U.S. Department of War under Title III of the Defense Production Act of 1950 (“DPA Title III”) invested US$6.2 million in Golden Metal Resources, LLC, our wholly owned U.S. subsidiary, to support the advancement of the Pilot Mountain project. The investment represented a major endorsement of both the strategic importance of the project and the growing recognition of tungsten as a critical mineral for U.S. defense and industrial supply chains.

Supported by this investment, we delivered a Pre-Feasibility Study (“PFS” or the “Study”) for Pilot Mountain, which demonstrated robust project economics and marked an important step in the project's progression towards development. Alongside this, we continued to advance exploration activities across our portfolio, including an expanded drilling programme at Tempiute and initial investigations into the historical tailings and legacy ore stockpiles present on the property.

The year also marked an important milestone for the Company from a capital markets perspective. In March 2026, Guardian Metal completed an upsized Initial Public Offering on the NYSE American, broadening our access to U.S. investors and strengthening our presence in the market. This market presence will ultimately underpin the development of our Nevada-based tungsten projects.

Against a backdrop of increasing geopolitical uncertainty and continued focus on securing domestic critical mineral supplies, Guardian Metal is well positioned to play an important role in restoring mined tungsten production in the United States for the first time in over a decade.

Key developments during the year ended 30 June 2026

●
Received a US$6.2 million investment from the U.S. Department of War under Title III of the Defense Production Act of 1950 to support the advancement of the Company's 100%-owned Pilot Mountain Tungsten project in Nevada and completion of the project's PFS.
●
Completed the Pilot Mountain PFS, demonstrating robust project economics, including an after-tax NPV of US$660.3 million and an IRR of 59.6% using the base case tungsten price assumption of US$197,300 per tonne of WO3, representing an important milestone towards the potential redevelopment of domestic mined tungsten production in the U.S.
●
Delivered a maiden S-K 1300 Mineral Resource Estimate (“MRE”) for Pilot Mountain in December 2025, followed by an upgraded MRE in June 2026 along with the Pre-feasibility Study. 97% of the Indicated Resources were subsequently converted into Probable Reserves totalling 11.8Mt.
●
Completed total equity fundraisings of US$89.3 million, including an upsized Initial Public Offering on the NYSE American, raising gross proceeds of approximately US$68.3 million.
●
Expanded the Company's land position at Tempiute through additional claim staking, including the historical Schofield open-pit mine plus other areas of interest.
●
Acquired property and water rights from Lincoln Estates Group LLC (“Lincoln Estates”), securing 841 acres of real property as well as 2,540 acre-feet of annual water rights, building on existing, in-place usable infrastructure at Tempiute to strengthen the foundation for potential development.
●
Advanced exploration activities at Tempiute through an extensive drilling programme, with initial visual observations supporting the continuity and scale potential of multiple skarn zones beyond the historical underground mined area.

Pilot Mountain

The receipt of a US$6.2 million investment from the U.S. Department of War under Title III of the Defense Production Act represented a defining milestone for Guardian Metal during the year. The award recognised the strategic importance of advancing domestic tungsten production in the United States and provided important support for the completion of the Pilot Mountain PFS

At a time when securing domestic supply of critical minerals has emerged as a clear priority, the study demonstrated robust economics using conventional open-pit mining methods and confirmed the project’s potential to become a strategically significant domestic source of mined tungsten. Guardian Metal is focused on the next steps of the Pilot Mountain project to advance from a PFS, through permitting a mine, mine construction and development, and tungsten production.

The PFS outlines production of approximately 15,916 tonnes of WO₃ over an initial eight-year mine life, generating after-tax free cash flow of US$1.058 billion. Based on the PFS’s base case tungsten price assumption of US$197,300 per tonne of WO3, Pilot Mountain is forecast to deliver an after-tax net present value of US$660.3 million at an 8% discount rate and an internal rate of return of 59.6%, with a forecast capital payback period of approximately one year from first commercial production. We believe these results demonstrate the strength of the project and its potential to become a meaningful contributor to future U.S. tungsten supply, reinforcing defense supply chain resilience.

During the period under review, we continued the expansion of the Pilot Mountain's in-ground resources. The current reserve base comprises 11.8 million tonnes of Probable Reserves containing 20,275 tonnes of WO₃ derived from only two of the Project’s at-surface tungsten skarn-zones; Desert Scheelite and Garnet.

While the PFS represents an important milestone, we continue to see considerable opportunity to expand Pilot Mountain beyond its current development plan. Exploration completed during the year identified several additional drill-ready targets, that represent potential pathways to increase the resource base and extend mine life. In particular, the Good Hope and Gunmetal Zones are highly prospective, while the blind discovery of the Tremor Zone during routine condemnation drilling further highlights the exploration potential across the broader Pilot Mountain project area.

Drilling at the Tremor Zone commenced in June 2026 and will continue alongside ongoing Definitive Feasibility Study and permitting and exploration programmes. We believe the combination of a robust economic study together with multiple opportunities for future resource growth provides a strong platform for creating long-term value as we advance Pilot Mountain through the Definitive Feasibility Study and into our goal of commercial production.

Tempiute

Alongside the continued advancement of Pilot Mountain, we made significant progress at Tempiute during the year, further demonstrating the strategic value of this historic tungsten district and its potential to scale our Nevada-based tungsten offering.

Tempiute has a long history of tungsten production, having been operated most recently by Union Carbide during the 1980s, and was at one time one of the largest producing tungsten mine in the United States. As a result, Tempiute benefits from established infrastructure and a well-documented operating history, providing a robust foundation for future development.

Our exploration activities during the year focused on improving our understanding of the scale and potential of the mineralised system. Diamond drilling confirmed the continuity of multiple, stacked skarn zones beyond the historical underground workings, supporting our view that Tempiute offers considerable exploration upside. In parallel, we advanced geophysical, geochemical, and metallurgical studies, so broadening our understanding of the asset and informing future exploration and development programmes.

To further strengthen Tempiute’s long-term development potential, we completed the acquisition of property and water rights from Lincoln Estates in June 2026. The acquisition includes 841 acres of freehold land together with 2,540 acre-feet of annual water rights, complementing the existing infrastructure at Tempiute and enhancing the Company's ability to advance future development activities. Securing these strategic land and water rights represents an important step in de-risking Tempiute and supporting its long-term redevelopment.

We continued to evaluate opportunities that could represent opportunities for nearer-term tungsten production. Historical mining operations at Tempiute have left legacy tailings and ore material at surface, and our initial assessment confirmed the presence of tungsten mineralisation. Further technical work is now underway to better understand both the characteristics and economic potential of these tailings areas. In addition to supporting the long-term development of Tempiute, these investigations may present opportunities for earlier tungsten production, complementing our broader strategy of re-establishing a secure domestic tungsten supply chain within the United States.

Taken together, the progress achieved at Tempiute during the year has endorsed our confidence in the long-term potential of the project. Combined with Pilot Mountain, we believe the asset provides Guardian Metal Resources with a compelling Nevada-based portfolio of advanced tungsten projects capable of supporting the future development of a secure, domestic tungsten industry in the United States.

Market Outlook

The imposition of tungsten export controls by China in February 2025 caused a significant and ongoing tightening of supply outside of China. Amongst other restrictions on critical mineral exports and ongoing geopolitical tensions, this has driven renewed critical mineral policies within the U.S. These policy initiatives are aimed at improving supply chain resilience, reducing reliance on foreign sources of critical minerals and supporting domestic mining, processing and manufacturing capacity. Tungsten is well aligned with these objectives, given its importance to defense, industrial and advanced manufacturing applications and the lack of recent mined production within the United States.

Against this backdrop, Guardian Metal is well positioned. Pilot Mountain and Tempiute represent two advanced tungsten projects located in Nevada, a well-established mining jurisdiction with existing downstream processing capability. This combination provides the Company with an important opportunity to lead the re-establishment of domestic mined tungsten production and support the development of a U.S. tungsten supply chain based entirely on U.S. soil.

While commodity markets inevitably remain subject to cyclical and geopolitical influences, we believe the fundamentals for tungsten remain compelling. Continued investment in defense, infrastructure and advanced manufacturing, with an increasing focus on U.S. critical mineral security, provides a supportive backdrop for the advancement of our projects.

Capital Markets

Alongside our operational achievements, we strengthened the Company's capital markets position during the year.

Following the US$6.2 million investment from the DPA Title III office, we completed an approximately US$21 million equity fundraise. This funding provided additional capital resources to continue to advance both Pilot Mountain and Tempiute at pace.

A further milestone was achieved in March 2026 with Guardian Metal's successful admission to trading on the NYSE American. The upsized Initial Public Offering, which raised gross proceeds of approximately US$68.3 million, broadened our shareholder base and established a strong platform from which to engage with U.S. investors.

Our U.S. listing reflects the evolution of Guardian Metal into a company whose principal assets, operational focus and strategic importance are centred in the U.S. We believe this enhanced U.S. capital markets presence positions the Company well to support the continued advancement of its projects.

Financial Highlights

As at 30 June 2026, the Group held cash balances of $52.459 million (2025: $1.873 million).

The Group reported a loss for the year of $10.043 million (2025: loss of $2.711 million). Cash used in operating activities totalled $5.977 million (2025: $1.122 million), while investment in the Group's mining assets amounted to $26.470 million (2025: $8.038 million).

The Group remains well-funded to progress its key strategic objectives, supported by the successful capital raises completed during the year and the continued disciplined allocation of capital across its development portfolio.

Outlook

The progress achieved during the year has significantly advanced Guardian Metal's objective of re-establishing domestic mined tungsten production in the United States.

With the successful completion of the Pilot Mountain Pre-Feasibility Study, our focus has now shifted towards permitting and completion of a Definitive Feasibility Study. In parallel, exploration programmes across the Good Hope, Gunmetal and Tremor zones (plus others) provide opportunities to enhance the Pilot Mountain's resource base and support longer-term growth.

At Tempiute, we will continue to progress exploration, technical studies and development planning. Our strategic partnership with the Montana Mining Association to collaborate on a tungsten mining and recovery pilot program, using legacy ore from Tempiute as U.S. feedstock source, represents a tangible step toward near-term tungsten production based entirely on U.S. soil.

We believe Guardian Metal enters the new financial year from a position of considerable strength. The Company has two highly prospective tungsten projects in Nevada, a strengthened balance sheet, an expanded U.S. capital markets presence, and increasing strategic relevance within the critical minerals sector. As global focus on secure domestic supply chains continues to grow, we remain committed to advancing our projects responsibly and creating long-term value for shareholders.

Closing Remarks

The progress achieved during the year reflects the dedication, technical expertise, and commitment of our employees, consultants and partners. I would like to thank everyone involved for their hard work and professionalism throughout the year.

I would also like to thank our shareholders for their continued confidence and support. Their commitment has enabled Guardian Metal to deliver a series of important milestones and to strengthen its position as we continue to advance our projects.

Finally, I would like to acknowledge the support of the U.S. Department of War in providing the Title III investment that enabled completion of the Pilot Mountain PFS. We are grateful for the confidence placed in Guardian Metal and for the Department's continued support of initiatives that strengthen domestic critical mineral supply chains in the United States.

As we look ahead, we remain resolutely focused on advancing our mission to reshore mined tungsten production in the U.S. and will continue to prioritize disciplined execution and lasting value creation. Finally, we treat the Company money like it’s our own as we drive for value for shareholders in the delivery of tungsten in the United States.

Oliver Friesen
Chief Executive Officer

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2026	Note	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000	Year ended 30 June 2024 US$’000
Continuing operations
Revenue		-	-	-
Gross profit		-	-	-

Other operating income		23	2	-
Administrative expenses	5	(8,362)	(2,719)	(1,376)
Listing and admission expenses	5	(2,189)	-	-
Loss from operating activities		(10,528)	(2,717)	(1,376)

Other income		42	-	-
Finance income		448	6	-
Finance expense		(5)	-	-
Loss before taxation		(10,043)	(2,711)	(1,376)

Taxation	8	-	-	-
Loss for the year from continuing operations		(10,043)	(2,711)	(1,376)
Other comprehensive (loss)/ income Items that will or may be reclassified to profit or loss;
Exchange translation		(597)	908	(13)
Total other comprehensive (loss)/income		(597)	908	(13)

Total comprehensive loss for the year		(10,640)	(1,803)	(1,389)

Earnings per share from continuing operations attributable to the ordinary equity holder of the parent:
Basic and diluted loss per share ($)	18	(0.03)	(0.02)	(0.02)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2026		30 June 2026	30 June 2025
	Note	US$’000	US$’000
Assets
Non-current assets
Intangible assets	9	41,022	17,906
Property, plant and equipment	10	45	-
Other non-current assets	11	358	-
Total non-current assets		41,425	17,906

Current assets
Trade and other receivables	13	1,499	175
Award receivable	14	1,896
Cash and cash equivalents	15	52,459	1,873
Total current assets		55,854	2,048

Total assets		97,279	19,954

Liabilities
Current liabilities
Trade and other payables	20	3,646	1,776
Total current liabilities		3,646	1,776

Total liabilities		3,646	1,776

Net assets		93,633	18,178

Equity
Share capital	16	2,482	1,739
Share premium	16	100,812	17,557
Capital contribution reserve	17	5,897	5,897
Share based payment reserve	17	2,421	324
Exchange reserve	17	505	1,102
Accumulated losses		(18,484)	(8,441)
Total equity		93,633	18,178

The financial statements of Guardian Metal Resources plc, Company number 13351178, were approved by the board of Directors and authorised for issue on 15 September 2026. They were signed on its behalf by:

Oliver Friesen
Chief Executive Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2026	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$‘000	US$‘000	US$‘000	US$’000	US$’000	US$’000	US$‘000	US$‘000
Balance at 01 July 2023	1,043	6,195	-	5,897	51	207	(4,354)	9,039
Loss for the year	-	-	-	-	-	-	(1,376)	(1,376)
Currency translation	-	-	-	-	-	(13)	-	(13)
Total comprehensive (expense) for the year	-	-	-	-	-	(13)	(1,376)	(1,389)
Issue of ordinary shares	303	3,542	174	-	-	-	-	4,019
Share issue costs	-	(71)	-	-	-	-	-	(71)
Share-based payments	-	14	-	-	111	-	-	125
Total transactions with owners	303	3,485	174	-	111	-	-	4,073
Balance at 30 June 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723

Balance at 01 July 2024	1,346	9,680	174	5,897	162	194	(5,730)	11,723
Loss for the year	-	-	-	-	-	-	(2,711)	(2,711)
Currency translation	-	-	-	-	-	908	-	908
Total comprehensive (expense) for the year	-	-	-	-	-	908	(2,711)	(1,803)
Issue of ordinary shares	393	8,006	(174)	-	-	-	-	8,225
Share issue costs	-	(129)	-	-	-	-	-	(129)
Share-based payments	-	-	-	-	162	-	-	162
Total transactions with owners	393	7,877	(174)	-	162	-	-	8,258
Balance at 30 June 2025	1,739	17,557	-	5,897	324	1,102	(8,441)	18,178

Balance at 01 July 2025	1,739	17,557	-	5,897	324	1,102	(8,441)	18,178
Loss for the year	-	-	-	-	-	-	(10,043)	(10,043)
Currency translation	-	-	-	-	-	(597)	-	(597)
Total comprehensive (expense) for the year	-	-	-	-	-	(597)	(10,043)	(10,640)
Issue of ordinary shares	743	89,643	-	-	-	-	-	90,386
Share issue costs	-	(6,388)	-	-	-	-	-	(6,388)
Share-based payments	-	-	-	-	2,097	-	-	2,097
Total transactions with owners	743	83,255	-	-	2,097	-	-	86,095
Balance at 30 June 2026	2,482	100,812	-	5,897	2,421	505	(18,484)	93,633

The following describes the nature and purpose of each reserve:
Share capital: amount subscribed for share capital at nominal value.                                                                                                  Share premium: amount
subscribed for share capital in excess of nominal value.
Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.                                    Exchange reserve: foreign
exchange differences in re-translation.
Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.
Accumulated losses: cumulative net losses recognised in the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS AS AT 30 JUNE 2026	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000	Year ended 30 June 2024 US$’000
Cash flows used in operating activities
Loss for the year from continuing activities	(10,043)	(2,711)	(1,376)
Adjustments for:
Share-based payment expense	2,097	162	111
Expenses settled in shares	324	63	142
Foreign exchange differences	735	444	(3)
	(6,887)	(2,042)	(1,126)

Changes in working capital:
(Increase)/decrease in trade and other receivables	(985)	40	53
Increase in trade and other payables	1,895	880	415
Net cash outflows used in operating activities	(5,977)	(1,122)	(658)

Cash flows from investing activities
Purchase of intangibles	(28,220)	(8,038)	(1,496)
Award received in relation to intangibles	2,153	-	-
Purchase of property, plant and equipment	(45)	-	-
Purchase of other non-current assets	(358)	-	-
Net cash outflows used in investing activities	(26,470)	(8,038)	(1,496)

Cash flows from financing activities
Proceeds from issue of share capital, net of share issue costs	83,674	7,968	3,819
Net cash inflows generated from financing activities	83,674	7,968	3,819

Increase/(decrease) in cash and cash equivalents	51,227	(1,192)	1,665

Cash and cash equivalents at beginning of year	1,873	3,033	1,371
Effect of foreign currency exchange rates	(641)	32	(3)
Cash and cash equivalents at 30 June	52,459	1,873	3,033

Non-cash transactions during the year

There were no material non-cash transactions during the year ended 30 June 2026.

COMPANY STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2026	Note	30 June 2026 US$’000	30 June 2025 US$’000
Assets
Non-current assets
Intangible assets	9	9,499	9,667
Property, plant and equipment	10	1	-
Investment in subsidiaries	12	36,382	5,897
Total non-current assets		45,882	15,564

Current assets
Trade and other receivables	13	1,268	5,368
Cash and cash equivalents	15	51,951	1,457
Total current assets		53,219	6,825

Total assets		99,101	22,389

Liabilities
Current liabilities
Trade and other payables	20	1,004	738
Total current liabilities		1,004	738

Total liabilities		1,004	738

Net assets		98,097	21,651

Equity
Share capital	16	2,482	1,739
Share premium	16	100,812	17,557
Exchange reserve	17	12	1,345
Capital contribution reserve	17	5,897	5,897
Share based payment reserve	17	2,421	324
Accumulated losses	17	(13,527)	(5,211)
Total equity		98,097	21,651

As permitted by Section 408 of the Companies Act 2006, the income statement of the parent Company is not presented as part of these financial statements. The after-tax loss attributable to the parent Company for the year ended 30 June 2026 was US$8,316k (2025: loss of US$2,208k).

The financial statements of Guardian Metal Resources plc, Company number 13351178, were approved by the board of Directors and authorised for issue on 15 September 2026. They were signed on its behalf by:

Oliver Friesen
Chief Executive Officer

COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2026	Share capital	Share premium	Shares to be issued	Capital contribution reserve	Share based payment reserve	Exchange reserve	Accumulated losses	Total equity
	US$‘000	US$‘000	US$‘000	US$’000	US$’000	US$’000	US$‘000	US$‘000
Balance at 01 July 2024	1,346	9,680	174	5,897	162	195	(3,003)	14,451
Loss for the year	-	-	-	-	-	-	(2,208)	(2,208)
Currency translation	-	-	-	-	-	1,150	-	1,150
Total comprehensive (expense) for the year	-	-	-	-	-	1,150	(2,208)	(1,058)
Issue of ordinary shares	393	8,006	(174)	-	-	-	-	8,225
Share issue costs	-	(129)	-	-	-	-	-	(129)
Share-based payments	-	-	-	-	162	-	-	162
Total transactions with owners	393	7,877	(174)	-	162	-	-	8,258
Balance at 30 June 2025	1,739	17,557	-	5,897	324	1,345	(5,211)	21,651

Balance at 01 July 2025	1,739	17,557	-	5,897	324	1,345	(5,211)	21,651
Loss for the year	-	-	-	-	-	-	(8,316)	(8,316)
Currency translation	-	-	-	-	-	(1,333)	-	(1,333)
Total comprehensive (expense) for the year	-	-	-	-	-	(1,333)	(8,316)	(9,649)
Issue of ordinary shares	743	89,643	-	-	-	-	-	90,386
Share issue costs	-	(6,388)	-	-	-	-	-	(6,388)
Share-based payments	-	-	-	-	2,097	-	-	2,097
Total transactions with owners	743	83,255	-	-	2,097	-	-	86,095
Balance at 30 June 2026	2,482	100,812	-	5,897	2,421	12	(13,527)	98,097

The following describes the nature and purpose of each reserve:                                                                                                        Share premium: amount
subscribed for share capital in excess of nominal value.
Share capital: amount subscribed for share capital at nominal value.                                                                                                  Accumulated losses:
cumulative net losses recognised in the financial statements.
Share based payment reserve: amounts recognised for the fair value of share options and warrants granted.                                    Exchange reserve: foreign
exchange differences in re-translation.
Capital contribution reserve: relates to the assignment of receivables from subsidiary undertakings for which no consideration is expected to be paid.

COMPANY STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2026	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000
Cash flows from operating activities
Loss for the year from continuing activities	(8,316)	(2,208)
Adjustments for:
Share based payment expense	2,097	162
Expenses settled in shares	324	63
Foreign exchange movements	(1)	686
	(5,896)	(1,297)
Changes in working capital:
Increase in trade and other receivables	(26,572)	(5,128)
Increase/(decrease) in trade and other payables	292	(158)
Net cash outflows used in operating activities	(32,176)	(6,583)

Cash flows from investing activities
Purchase of intangibles	(362)	(2,968)
Purchase of property, plant and equipment	(1)	-
Net cash outflows used in investing activities	(363)	(2,968)
Cash flows from financing activities
Proceeds from issue of share capital	90,062	8,091
Share issue costs	(6,388)	(123)
Net cash inflows generated from financing activities	83,674	7,968

Increase/(decrease) in cash and cash equivalents	51,135	(1,583)

Cash and cash equivalents at beginning of year	1,457	3,008
Effect of foreign exchange rates	(641)	32
Cash and cash equivalents at 30 June	51,951	1,457

Non-cash transactions during the year

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC totalling US$30,485k, to investment in subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2026

1.
Reporting entity

Guardian Metal Resources plc is a public company limited by shares which is incorporated and domiciled in England and Wales. The address of the Company’s registered office is 25 Eccleston Place, London, England, SW1W 9NF. The consolidated financial statements of the Company as at and for the year ended 30 June 2026 include the Company and its subsidiaries. The Company is the ultimate parent company of Golden Metal Resources, LLC, Pilot Metals Inc., BFM Resources Inc., Guardian Exploration Ltd, Guardian Exploration Inc., GMET Tungsten Holdings Co., Advance Tungsten Reserve, Inc. and Tempiute Inc. Guardian Exploration Ltd is incorporated and domiciled in England and Wales, while the remaining subsidiaries are incorporated and domiciled in the U.S. The Group is primarily involved in the exploration and exploitation of mineral resources in the U.S.

2.
Going concern

The financial statements are prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group, including current level of resources and the required level of spending on exploration and corporate activities. As at 30 June 2026 the Group had a cash balance of $52,459k.

The Board has reviewed the Group’s cash flow forecasts for 12 months from the date of signing, having regard to its current financial position and operational objectives. The predominant focus of operational activities over the period to June 2027 will be the delivery of a Definitive Feasibility Study on its Pilot Mountain project and a maiden resource at its Tempiute project, which are both fully funded. The cash flow forecasts indicate that the Group has the funds available to meet its operational activities and corporate activities for a period of at least twelve months from when the financial statements are authorised for issue and thus has sufficient working capital and cash flows to continue in operational existence.

Management expects the Group to retain sufficient liquidity throughout the 2027 fiscal year taking into account controllable expenditures. The cash forecasts consider a scenario that removes uncommitted financing and retains a prudent expenditure profile. Although the Company successfully raised funds in March 2026, future fundraising is not assumed. Before any mitigating actions, the forecasted cash flow decreases the monthly rate of cash outflows in the second half FY 2027 compared to the first half FY 2027. During the first half of FY 2027, if additional funds were to come in, the Group could approve additional expenditures in line with new cash balances and budgeting amounts and spend rates. If no additional funds were to come in, the Directors would take mitigating actions that are within management control or reasonably available if required, including deferral or reduction of discretionary exploration expenditure, phasing of study and development activities along with committed project work, active cost control over corporate and advisory expenditures and the use of available financing alternatives where appropriate.

The Group has flexibility over the timing and scale of exploration and evaluation programs. For the principal projects, management expects to maintain sufficient expenditure to preserve momentum and license standing while retaining discretion over non-committed activities. Taking this into consideration, the Company has therefore adopted the going concern basis of accounting in the preparation of the financial statements.

3.
Basis of preparation

(a)
Statement of compliance

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and IFRS as issued by the IASB. As regards the Company financial statements, as applied in accordance with the requirements of the Companies Act 2006. The financial statements are prepared on the historical cost basis or the fair value basis where the fair value of relevant assets or liabilities has been applied.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to the period presented, unless otherwise stated.

(b)
(i) New and amended standards, and interpretations issued and effective for the first time for annual reporting periods commencing on 1 January 2026 and have been adopted in preparing these financial statements:

●
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – effective 1 January 2026
●
Annual Improvements to IFRS Accounting Standards – Amendments to:
IFRS 1 First-time Adoption of International Financial Reporting Standards;
IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
IFRS 9 Financial Instruments;
IFRS 10 Consolidated Financial Statements; and
IAS 7 Statement of Cash flows

(ii) New standards, amendments and interpretations in issue but not yet effective

At the date of approval of these financial statements, the following standards and interpretations which have not been applied in these financial statements were in issue for the period beginning 1 January 2027 but not yet effective:

●
IFRS 18 Presentation and Disclosure in Financial Statements - effective 1 January 2027;
●
IFRS 19 Subsidiaries without Public Accountability: Disclosures - effective 1 January 2027;
●
IAS 21 The Effects of Changes in Foreign Exchange Rates - effective 1 January 2027

The Directors do not expect that the adoption of these standards will have a material impact on the financial information of the Group or Company in future periods.

(c) Functional and presentation currency

The consolidated and Company financial statements are presented in United States Dollar (US$). The Company’s functional currency is Pounds Sterling (£). All financial information presented has been rounded to the nearest thousand dollars, except where otherwise indicated.

(d) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.

The estimates and assumptions that have the most significant effect on the amounts recognised in the consolidated financial statements and/or have a significant risk of resulting in a material adjustment within the next financial year are as follows:

Group

Carrying value of intangible assets  – Note 9

In arriving at the carrying value of intangible assets, the Group determines the need for impairment in accordance with IFRS 6 based on the level of geological knowledge and confidence of the mineral resources. Such decisions are taken on the basis of the exploration and research work carried out in the period utilising expert reports.

Parent

Impairment of investment in subsidiaries - Note 12

The investments in subsidiaries are assessed annually to determine if there is any indication that any of the investments might be impaired. Given that the major assets on the balance sheet of all subsidiaries is exploration and evaluation (“E&E”) minerals interests, and that it is the Company’s intention to undertake further exploration activities on each of the E&E cash generation units, subject to funding, the Company does not believe that an impairment of investment in subsidiaries is warranted for the year ended 30 June 2026.

Receivables from Group undertakings  - Note 13

The Parent Company in applying the expected credit loss (ECL) model under IFRS 9 must make assumptions when implementing the forward-looking ECL model. This model is required to be used to assess the intercompany loans receivable from subsidiaries for impairment.

Estimations were made regarding the credit risk of the counterparty and the underlying probability of default in each of the credit loss scenarios. The scenarios identified by management included Production, Divestment, Fire-sale and Failure. These scenarios considered technical data, necessary licences to be awarded, the Company’s ability to raise finance, and ability to sell the project. The Directors make judgements on the expected likelihood and outcome of each of the above scenarios, and these expected values are applied to the loan balances.

Valuation of share-based payments  - Note 19

Accounting for some equity-settled share-based payment awards requires the use of valuation models to estimate the future share price performance of the Company. These models require the Directors to make assumptions regarding the share price volatility, risk free rate and expected life of awards in order to determine the fair values of the awards at grant dates.

4. Significant accounting policies

The accounting policies set out below have been applied consistently throughout the year presented in these consolidated financial statements and have been applied consistently by Group entities.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company made up to 30 June each year. The comparatives are for the year ended 30 June 2025 and, in the case of the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows, the years ended 30 June 2025 and 30 June 2024.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●
the contractual arrangement with the other vote holders of the investee;
●
rights arising from other contractual arrangements; and
●
the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Acquisitions of mineral exploration licences through the acquisition of non-operational corporate structures that do not represent a business and therefore do not meet the definition of a business combination, are accounted for as the acquisition of an asset.

Where an acquisition transaction constitutes the acquisition of an asset and not a business, the consideration paid is allocated to assets and not a business, the consideration paid is allocated to assets and liabilities acquired based on their relative fair values.

Deferred tax is not recognised upon an asset acquisition.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

(i) Subsidiaries and acquisitions

Business combinations are accounted for using the acquisition method as at the acquisition date – i.e., when control is transferred to the Group. Control is when the investor has power over the investee, exposure or rights, to variable returns from its involvements with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns.

The results of subsidiaries acquired or disposed of during the year are included in the statement of comprehensive income from the effective date of acquisition, or up to the effective date of disposal, as appropriate.

Investments and loans in subsidiaries

The Company recognises its investments in and loans to subsidiaries at cost less any provision for impairment. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit loss allowance for all loans to subsidiaries, except those classified as part of the net investment in subsidiaries.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency

(i) Foreign currency transactions

The financial information of the Group and Company is presented in the currency of the primary economic environment in which the entity operates (United States Dollar (US$)). The functional currency of the Company is Pounds Sterling (£).

In preparing the financial information of the Group, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At the balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in the statement of comprehensive income for the period.

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for the statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●
income and expenses for the income statement are translated at average exchange rates; and
●
all resulting exchange differences are recognised as a separate component of equity.

Foreign currency differences arising on retranslation into an entity’s functional currency are recognised in profit or loss.

(ii)
Foreign operations

The assets and liabilities of foreign operations are translated to United States Dollar at exchange rates at the reporting date. The income and expenses of foreign operations are translated to United States Dollar at exchange rates at the dates of the transactions, with differences recognised in other comprehensive income.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign currency gains and losses arising from such items are considered to form part of a net investment in the foreign operation and are recognised in other comprehensive income and presented in the exchange reserve in equity.

(c) Financial instruments

(i) Financial assets

The Group classifies its financial assets on initial recognition based on the Group's business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets are measured at amortised cost where they are held within a business model whose objective is to hold assets to collect contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group's and Company's financial assets measured at amortised cost comprise other receivables, cash and cash equivalents and reclamation bonds.

Financial assets measured at amortised cost are initially recognised at fair value and are subsequently measured at amortised cost using the effective interest method, less any expected credit loss allowance recognised in accordance with IFRS 9.

Expected credit losses

The Group and Company recognise expected credit losses ("ECLs") on financial assets measured at amortised cost.

Loss allowances are measured using reasonable and supportable information available without undue cost or effort, including historical credit loss experience, current conditions and forecasts of future economic conditions.

For receivables, the Group and Company apply the simplified approach permitted by IFRS 9 and measure the loss allowance at an amount equal to lifetime expected credit losses.

In assessing expected credit losses, the Group and Company consider all available information relevant to the collectability of the asset, including:

●
significant financial difficulties of the debtor;
●
probability that the debtor will enter bankruptcy or financial reorganisation; or
●
default or delinquency in payments.

Financial assets are written off when there is no reasonable expectation of recovery. Subsequent recoveries of amounts previously written off are recognised in profit or loss

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short term highly liquid deposits which are subject to an insignificant risk of changes in value.

Other non-current assets
Reclamation bonds are amounts deposited with regulatory authorities as security for the Company's obligations to restore exploration sites. The bonds are recognised as financial assets and are recoverable upon satisfactory completion of the related reclamation activities. The bonds are measured at amortised cost.

(ii)
Financial liabilities

The Group and Company classify their financial liabilities into one of the categories discussed below, depending on the purpose for which the liability was incurred. The Group’s and Company’s accounting policy for each category is as follows:

Amortised cost

The Group’s and Company’s financial liabilities held at amortised cost are recognised in the statement of financial position when the Group and Company becomes a party to the contractual provision of the instrument.

Financial liabilities measured at amortised cost comprise trade payables and other short-dated monetary liabilities, which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method.

Determination of Fair values

All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorised within the fair value hierarchy. The fair value hierarchy prioritises the inputs to valuation techniques used to measure fair value. The Group and Company uses the following hierarchy for determining and disclosing the fair value of financial instruments and other assets and liabilities for which the fair value was used:

●
level 1: quoted prices in active markets for identical assets or liabilities;
●
level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
●
level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d) Share capital

Ordinary shares

Ordinary shares are classified as equity. There is one class of ordinary share in issue, as detailed in note 16.

(e) Capital contribution reserve

Capital contribution reserve represents receivables from subsidiary undertakings assigned to the Company as part of the Group reorganisation, for which no consideration was payable. Amounts recognised within the capital contribution reserve are presented separately within equity.

(f)
       Investment in subsidiaries

Investments in subsidiaries are recognised in the Company’s separate financial statements at cost less accumulated impairment losses.

Capital contributions made to subsidiaries are added to the cost of the relevant investment. This includes intercompany loan balances formally converted into capital contributions where the Company’s contractual right to repayment has been extinguished.

At each reporting date, the Company assesses whether there are indicators that an investment may be impaired. Where indicators exist, the carrying amount of the investment is compared with its recoverable amount. Any impairment loss is recognised in profit or loss.

(g) Intangible assets

(i)
Prospecting and exploration rights

Rights acquired with subsidiaries are recognised at fair value at the date of acquisition. Other rights acquired and development expenditure is recognised at cost.

The Group recognises expenditure as exploration and evaluation assets when it determines that those assets will be successful in finding specific mineral resources (IFRS 6 assets). Expenditure included in the initial measurement of exploration and evaluation assets and which are classified as intangible assets relate to the acquisition of rights to undertake topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling and other activities to evaluate the technical feasibility and commercial viability of extracting a mineral resource.

Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Administrative and overhead costs are expensed as incurred unless they are directly attributable to qualifying exploration and evaluation activities and meet the Group’s criteria for capitalisation when incurred. Expenditure previously recognised as an expense is not subsequently reinstated as an asset.

(ii)
Impairment

Whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable, an asset is reviewed for impairment. An assets carrying value is written down to its estimated recoverable amount (being the higher of the fair value less costs of disposal and value in use) if that is less than the assets carrying amount.

Impairment reviews for deferred exploration and evaluation expenditure are carried out on a project-by-project basis, with each project representing a potential single cash generating unit. An impairment review is undertaken when indicators of impairment arise such as:

-
unexpected geological occurrences that render the resource uneconomic;
-
title to the asset is compromised;
-
variations in mineral prices that render the project uneconomic;
-
substantive expenditure on further exploration and evaluation of mineral resources is neither budgeted nor planned; and
-
the period for which the Group has the right to explore has expired and is not expected to be renewed.

Impairment losses are recognised in profit or loss. For all assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h) Share based payments

The grant date fair value of share-based payment awards granted to Directors, employees and consultants is recognised as an expense, with a corresponding increase in equity, over the period that the recipient becomes unconditionally entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Market vesting conditions are factored into the fair value of all options granted. If all other vesting conditions are satisfied, a charge is made irrespective of whether market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

(i) Taxation

Tax expense or credit comprises current and deferred tax. Current and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)
Current tax

Current tax is based on the taxable profit or loss for the year calculated using tax rates that have been enacted or substantively enacted by the end of the reporting year. The Company does not currently generate taxable profits.

(ii)
Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases and is accounted for using the balance sheet liability method.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted and are expected to apply in the period when the liability is settled, or the asset realised. Deferred tax is charged or credited to the statement of comprehensive income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Judgement is applied in making assumptions about future taxable income to determine the extent to which the Company recognises deferred tax assets, as well as the anticipated timing of the utilisation of the losses.

(j) Segmental information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) and for which discrete financial information is available.

The Company’s CODM is the Board of Directors. The Board reviews consolidated financial information of the Group for the purposes of allocating resources and assessing performance.

During the year ended 30 June 2026, the Group operated as a single operating and reportable segment, being the exploration and evaluation of mineral resources in Nevada, United States. The Group is an exploration-stage company and does not generate revenues.

The information reviewed by the CODM includes consolidated financial information relating to operating expenditures and cash position. The CODM does not regularly review discrete measures of profit or loss by project or geographical area, nor does the CODM regularly review discrete information regarding assets or liabilities by project or geographical area.

The CODM reviews total assets as reported in the consolidated statement of financial position when making decisions regarding resource allocation. No separate measures of segment assets or liabilities are reviewed.
As a result, the Group has a single operating and reportable segment, and the segment information is the same as that presented in the consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity and consolidated statement of cash flows.

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Land is not depreciated as it is considered to have an indefinite useful life.

Depreciation is recognised so as to write off the cost of assets over their estimated useful lives, using the straight-line method. Depreciation is charged as follows:

Computer equipment   3 year straight line

The assets’ residual values, useful lives and depreciation methods are reviewed annually. Assets are tested for impairment when indicators arise. Gains or losses on disposal are recognised in profit or loss when the asset is derecognised.

(l) Government awards and grants

Government awards and grants are recognised when there is reasonable assurance that the Group will comply with the conditions attached to the awards or grant and that the awards or grant will be received.

Awards or grants relating to exploration and evaluation activities are accounted for in accordance with IAS 20. Where such awards or grants relate to expenditure that has been capitalised as exploration and evaluation assets, the grant is deducted from the carrying amount of the related asset. Income from awards or grants is therefore not presented separately in the statement of comprehensive income.

Amounts receivable in respect of qualifying expenditure incurred prior to the reporting date are recognised as a receivable where the Group has an enforceable entitlement to reimbursement.

5.
Operating expenses

Operating expenses include:	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Staff costs	2,127	506	354
Share based payment expense	2,097	162	124
Auditor’s remuneration – audit services	99	95	37
Listing and admission expenses	2,189	-	-
Other administrative expenses	4,039	1,956	861
	10,551	2,719	1,376

6.
Staff costs
	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000	Year ended 30 June 2024 US$’000
Social security contributions	156	43	32
Directors' salary and fees (note 7)	1,868	463	322
Staff salaries	94	-	-
Share based payments	2,097	162	124
Medical insurance	9	-	-
Total	4,224	668	478

The monthly average number of employees across the Group during the year was 7 (2025: 5), including 5 directors, 1 Chief Financial Officer and 1 Finance Administrator (2025: 5 directors).

7.
Directors’ emoluments

Group and Company
	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Social security contributions	156	43	32
Directors’ salary and fees	1,868	463	322
Share based payments	2,097	162	124
Medical insurance	4	-	-
Total	4,125	668	478

Emoluments disclosed above include the following amounts paid to the highest Director:

	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000	Year ended 30 June 2024 US$’000
Emoluments for qualifying services	1,016	270	213
Total	1,016	270	213

The Directors of the Group have authority and responsibility for planning, directing and controlling the activities of the Group.

8.
Taxation

Reconciliation of tax (credit)/expense	Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	US$’000	US$’000	US$’000
Losses from operations	(10,043)	(2,711)	(1,376)

Tax using the Company’s effective domestic tax rate of 19% (2025: 19%, 2024: 19%)	(1,908)	(515)	(261)
Effects of:
Overseas tax rates differing from UK rate	(34)	-	-
Tax effect of disallowable expenditure	398	162	126
Current losses with no recognisable deferred tax asset	1,544	353	135
Tax charge	-	-	-

The tax reconciliation has been prepared using the UK corporation tax rate of 19%, being the domestic rate applicable to the parent company. The Group has operations in the United States which are subject to different tax rates. The impact of overseas tax rates is not material to the overall tax reconciliation due to the Group's loss-making position and the non-recognition of deferred tax assets on tax losses.

Factors that may affect future tax charges

At the year end, the UK Company had estimated unused tax losses available for offset against suitable future profits of approximately US$14,315k (2025: US$4,356k, 2024: US$2,405k). A deferred tax asset has not been recognised in respect of such losses due to uncertainty of future profit streams.

The tax reconciliation included the tax effect of non-deductible expenditure of US$398k which represents permanent differences for tax purposes and does not form part of the losses available for carry forward.

The main rate of UK corporation tax during the year ended 30 June 2026 was 25 per cent, however the Company has applied the small profits rate being 19 per cent which is applicable to companies with profits under £50,000 (2025: 19 per cent, 2024: 19 per cent).

9.
Intangible assets
	Group Prospecting and exploration rights US$’000	Company Prospecting and exploration rights US$’000

As at 01 July 2024	9,280	6,111
Additions	8,103	3,033
Effect of foreign exchange	523	523
Balance at 30 June 2025	17,906	9,667

Additions	28,220	362
Less award funding received	(4,049)	(200)
Reclassification	(725)	-
Effect of foreign exchange	(330)	(330)
Balance at 30 June 2026	41,022	9,499

9.
Intangible assets (continued)

	Pilot Mountain	Tempiute	Pilot Mountain North	Garfield	Stonewall	Kibby Basin	Golconda	White Elephant	Cinch	Website	Total
	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000	US$‘000
As at 1 July 2024	8,664	-	-	329	51	25	207	-		4	9,280
Additions	7,631	291	-	95	5	12	69	-		-	8,103
Effect of foreign exchange	470	-	-	28	4	2	18	-		1	523
Balance at 30 June 2025	16,765	291	-	452	60	39	294	-		5	17,906

As at 1 July 2025	16,765	291	-	452	60	39	294	-		5	17,906
Additions	18,862	8,992	113	134	4	11	73	15	16	-	28,220
Less award funding received	(4,049)	-	-	-	-	-	-	-	-	-	(4,049)
Reclassification	(400)	(325)	-	-	-	-	-	-	-	-	(725)
Effect of foreign exchange	(297)	(5)	-	(15)	(2)	(1)	(10)	-	-	-	(330)
Balance at 30 June 2026	30,881	8,953	113	571	62	49	357	15	16	5	41,022

9. Intangible assets (continued)

Intangible assets relate to exploration and evaluation project costs capitalised as of 30 June 2026. Additions to project costs during the year ended 30 June 2026 were in relation to projects in Nevada, USA. The exploration projects comprise of the Pilot Mountain Project, Tempiute Project, Garfield Project, Golconda Summit Project, Pilot Mountain North Project, Stonewall Project, Kibby Basin Project, White Elephant Project and Cinch Project. The Group is the operator of the Tempiute Project and Golconda Summit Project, both of these are held under an earn-in right from the mineral claim owner under an option agreement.

The Projects are at varying stages, from mineral resources growth and engineering stage through to early exploration stage. Each project consists of claims (including lode, millsite and placer) located on land managed by the United States Bureau of Land Management (“BLM”) while Tempiute is located predominantly on patented mining claims. Mineral exploration is focused on tungsten mainly at the Pilot Mountain and Tempiute projects, while other projects contain a variety of metals including tungsten, gold, copper, lithium, silver, and zinc.

A particular focus during the year was the advancement of Pilot Mountain from a principally exploration and resource-definition asset towards a defined development project capable of becoming an operating tungsten mine. The recently completed Pilot Mountain Pre-Feasibility Study, delivered on time and within budget, represents a key technical and economic milestone for the Group and provides the basis for the next phase of work, including detailed engineering, permitting, project financing and commercial planning. The study also supports the Group’s broader objective of establishing a secure, domestic U.S. tungsten supply chain and progressing Pilot Mountain towards potential production, subject to the required approvals, financing and final investment decisions. Costs supporting the project in general as well as the Pre-Feasibility study were capitalized into the project’s intangible asset.

Although the results of the Pilot Mountain Pre-Feasibility study were positive and robust, the Group concluded that technical feasibility and commercial viability were not yet demonstrable on 30 June 2026 because of key activities including permitting, detailed engineering, project financing and final investment approvals. Accordingly, Pilot Mountain continued to be classified as an exploration and evaluation asset under IFRS 6. Management also assessed the asset for indicators of impairment and concluded that no impairment was required.

Tempiute is a past-producing U.S. tungsten mine located predominantly on patented mining claims, with existing district infrastructure and significant exploration potential. Since securing the option, Guardian has advanced a drilling program that began early fiscal year 2026 and has continued to position the asset as a complementary component of a Nevada-based tungsten production hub. The purchase of water rights during fiscal 2026, together with existing power infrastructure in the district, has the potential to support future development and further strengthen Tempiute’s strategic value alongside Pilot Mountain. The combination of historical production, existing infrastructure, and new exploration potential establishes Tempiute as a highly complementary asset to Pilot Mountain, further strengthening Guardian’s ability to deliver scale within a Nevada-based tungsten production hub.

Guardian focussed its efforts on both Pilot Mountain and Tempiute during the fiscal year. Beyond additional claim staking and rock chip analysis, no substantive work was complete on the other projects during this fiscal year period

10.
Property, plant and equipment

Group
	Land US$’000	Computer Equipment US$’000	Total US$’000
Cost
As at 01 July 2025	-	-	-
Additions	42	3	45
Balance at 30 June 2026	42	3	45

Accumulated depreciation
As at 1 July 2025	-	-	-
Depreciation	-	-	-
Balance at 30 June 2026	-	-	-

Net book value
As at 30 June 2025	-	-	-
As at 30 June 2026	42	3	45

Company
	Land US$’000	Computer Equipment US$’000	Total US$’000
Cost
As at 01 July 2025	-	-	-
Additions	-	1	1
Balance at 30 June 2026	-	1	1

Accumulated depreciation
As at 1 July 2025	-	-	-
Depreciation	-	-	-
Balance at 30 June 2026	-	-	-

Net book value
As at 30 June 2025	-	-	-
As at 30 June 2026	-	1	1

11.
Other non-current assets

Other non-current assets relate to reclamation bonds deposited with regulatory authorities as security for the Group's obligations to restore exploration sites. The bonds are recoverable upon satisfactory completion of the related reclamation activities.

The Group has provided reclamation bonds to the Bureau of Land Management ("BLM"). Management expects the bonds to be fully recoverable upon completion of the related reclamation obligations and has concluded that no impairment exists at the reporting date.

Management has assessed the associated restoration obligations arising from exploration activities undertaken to date. This assessment was based on the limited extent of site disturbance, principally road grading and drill pad preparation, and management’s expectation that the cost of restoring these areas would be low. Accordingly, management concluded that any provision that may be required at the reporting date would be immaterial to the financial statements.

12.
Investments in subsidiaries

Non-current investments
	Year ended 30 June 2026	Year ended 30 June 2025
	US$’000	US$’000
Investment in Golden Metal Resources, LLC	30,485	-
Investment in Pilot Metals Inc.	5,880	5,880
Investment in BFM Resources Inc.	17	17
Total	36,382	5,897

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC into a capital contribution. Following the conversion, the loan receivable was derecognised and the carrying amount of the Company’s investment in Golden Metal Resources, LLC was increased by US$30.485 million. The conversion was a non-cash transaction.

Subsidiaries	Activity	Country of incorporation	Ownership interest	Registered office
Golden Metal Resources, LLC	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 1000, Las Vegas, NV 89169, USA
Pilot Metals Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA
BFM Resources Inc.	Mining and exploration	USA	100% of ordinary shares held directly	241 Ridge Street STE 210. Reno, NV 89501, USA
Guardian Exploration Ltd	Mining and exploration	UK	100% of ordinary shares held directly	25 Eccleston Place, London, SW1W 9NF, United Kingdom
Guardian Exploration Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through Guardian Exploration Ltd	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA
GMET Tungsten Holding Co.	Mining and exploration	USA	100% of ordinary shares held directly	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA
Advance Tungsten Reserve, Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly through GMET Tungsten Holding Co.	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA
Tempiute Inc.	Mining and exploration	USA	100% of ordinary shares held indirectly by Golden Metal Resources, LLC	3800 Howard Hughes Parkway STE 100, Las Vegas, NV 89169, USA

13.
Trade and other receivables

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000
Receivables due from Group undertakings	-	-	294	5,194
VAT receivable	64	50	64	50
Trade receivables	22	-	22	-
Other receivables	1,413	125	888	122
Trade and other receivables	1,499	175	1,268	5,366

During the year, the Company converted its intercompany loan receivable from Golden Metal Resources, LLC into a capital contribution. Accordingly, the loan receivable was derecognised. A management recharge to Golden Metal Resources, LLC of $294k remains outstanding at the year end.

14.
Award receivable

During the year, the Group was a recipient of funding under an award from the United States Department of War in support of the advancement of the Pilot Mountain project. The total award available under the agreement is $6.2 million, subject to the incurrence of qualifying expenditure and compliance with the grant conditions.

As the award relates to exploration and evaluation activities, amounts recognised have been offset against the carrying value of the related exploration and evaluation asset.

Award funding recognised during the year totalled $4,048,515 (2025: $nil), of which $2,152,913 was received in cash during the year and $1,895,602 was recognised as a receivable as at 30 June 2026.

Management considers that all conditions relating to amounts recognised at 30 June 2026 had been satisfied. Future reimbursement awards remain subject to the submission and approval of qualifying claims in accordance with the award agreement.

15.
Cash and cash equivalents

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000
Bank balances	52,459	1,873	51,951	1,457
Cash and cash equivalents	52,459	1,873	51,951	1,457

16.
Share capital

	Number of ordinary shares
	Year ended 30 June 2026	Year ended 30 June 2025
Balance at beginning of year	139,438,971	109,832,217
Expenses settled in shares	-	170,000
Shares issued in relation to acquisition	-	150,000
Issued for cash	55,369,010	29,286,754
In issue at 30 June – fully paid (par value 1.0p)	194,807,981	139,438,971

	Ordinary share capital
	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000
Balance at beginning of year	1,739	1,346
Expenses settled in shares	-	2
Shares issued in relation to acquisition	-	2
Share issues	743	389
Balance at end of year	2,482	1,739

	Share premium
	Year ended 30 June 2026 US$’000	Year ended 30 June 2025 US$’000
Balance at beginning of year	17,557	9,680
Expenses settled in shares	-	61
Shares issued in relation to acquisition	-	63
Share issues	89,643	7,882
Expenses relating to share issues	(6,388)	(129)
Balance at 30 June	100,812	17,557

The shares have attached to them full voting, dividend, and capital distribution (including winding up) rights; they do not confer any rights of redemption.

On 22 July 2025, the Company raised $20,998,233 (£15,567,000) before expenses, via a direct subscription of 25,945,000 new ordinary shares of £0.01 each.

On 2 January 2026, the Company issued 229,249 new ordinary shares to directors as part of the Company’s short term incentive performance (STIP) scheme, with a value of $324,321 (£241,422).

On 24 March 2026, the Company completed its initial public offering (IPO) on the New York Stock Exchange (NYSE.A), in which it issued and sold an aggregate of 5,055,953 ADSs (representing 25,279,765 ordinary shares), including ADSs sold pursuant to the exercise of the underwriters’ over-allotment option, at a public offering price of $13.50 per ADS, for aggregate gross proceeds of approximately $68,255,366 (£51,030,141).

During the year, warrants were exercised over 2,214,996 ordinary shares, resulting in funds received of $457,799 (£339,195), and options were exercised over 1,700,000 ordinary shares $350,978 (£264,000).

17.
Reserves

Accumulated losses
Accumulated losses comprise cumulative accounting profits and losses since incorporation.

Share capital
The share capital comprises the issued ordinary shares of the Company at par value.

Share premium
The share premium comprises the excess value recognised from the issue of ordinary shares above par value.

Exchange reserve
The exchange reserve comprises exchange differences arising on translation of assets from functional currency £ to presentational currency US$. As the Group is primarily involved in the exploration and exploitation of mineral resources in the US, the consolidated and Company financial statements are presented in US$.

Share based payment reserve
The share based payment reserve comprises of amounts recognised for the fair value of share options and warrants granted.

Capital contribution

The capital contribution represents the value of loans assigned from subsidiary undertakings as part of a Group reorganisation. The loans were acquired by the Company following the collapse of three Group companies, namely Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, and the acquisition of debt due to Thor Mining Plc.

A Share Purchase Agreement (SPA) was entered into with Thor Mining Plc on 14 December 2021 for the acquisition of 1,256,350 ordinary shares in Black Fire Industrial Minerals Pty Ltd by Golden Metal Resources Australia Pty Ltd. Debt due to Thor Mining Plc from BFM Resources Inc. and Pilot Metals Inc. of AUD$1,873k and AUD$2,064k respectively was acquired by Golden Metal Resources Australia Pty Ltd during the transaction.

Following the transaction, Golden Metal Resources Australia Pty Ltd, Black Fire Industrial Minerals Pty Ltd and Industrial Minerals (USA) Pty Ltd, all previously subsidiaries of the Company, were deregistered or liquidated. Intragroup debt amounting to US$5,897k, including the debt acquired from Thor Mining Plc by Golden Metal Resources Australia Pty Ltd, was transferred to the Company. This has been recognised as a capital contribution in these Financial Statements.

Consideration of US$1,765k, comprising 48,118,920 ordinary shares and 12,500,000 warrants for ordinary shares in Power Metal Resources Plc and US$115k in cash, was settled by Power Metal Resources Plc to Thor Mining Plc on behalf of Golden Metal Resources Australia Pty Ltd.

The consideration paid by Power Metal Resources Plc of US$1,765k was recharged to the Company and capitalised as an intangible asset.

18.
Earnings per share

Basic and diluted loss per share
The calculation of basic and diluted loss per share is based on the loss attributable to ordinary shareholders of US$10,043k (2025: US$2,711k, 2024: US$1,376k), and a weighted average number of ordinary shares in issue of 288,966,419 (2025: 123,960,520, 2024: 89,803,058). The basic and diluted earnings per share are the same given the loss for the year, making the outstanding share options and warrants anti-dilutive.

19.
Share options and warrants

Reconciliation of outstanding share options:

2026	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2025	7,404,860	0.18
Granted during the year	3,850,000	1.31
Exercised during the year	(1,700,000)	0.16
Lapsed during the year	(500,000)	0.02
Outstanding at 30 June 2026	9,054,860	0.67
Exercisable at 30 June 2026	7,129,860	0.67

2025	Number of options	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	6,004,860	0.13
Granted during the year	1,400,000	0.09
Outstanding at 30 June 2025	7,404,860	0.18
Exercisable at 30 June 2025	6,704,860	0.18

The weighted average contractual life of the options outstanding at the reporting date is one year and 321 days (2025: one year and 167 days).

Exercise prices of share options outstanding at 30 June 2026 are 10.75p, 14p, 40p, 131.37p.

The fair values of the options granted during the year were calculated using the Black Scholes Model with the following assumptions:

Date granted	December 2025
Risk free interest rate	3.793%
Expected volatility	66.377%
Expected dividend yield	0%
Life of the option	1 year
Share price at measurement date	£1.3350
Fair value	£1,440,591

In the current year, expected volatility was calculated using the Company’s historical share price over the one-year period prior to the grant date, whereas in the prior year it was based on the average volatility of five similar companies in the same industry.

US$2,097k has been recognised as a share-based payment expense in the Statement of Comprehensive Income related to portion of share options deemed to have vested during the year.

Directors’ Options

There were 2,225,000 options issued to Directors during the year.

Reconciliation of outstanding warrants

2026	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2025	6,304,023	0.31
Exercised	(2,214,996)	0.15
Outstanding at 30 June 2026	4,089,027	0.40
Exercisable at 30 June 2026	4,089,027	0.40

2025	Number of warrants	Weighted average exercise price (£’s)
Outstanding at 1 July 2024	21,106,446	0.14
Granted during the year	4,209,027	0.40
Exercised	(18,908,700)	0.18
Lapsed	(102,750)	0.17
Outstanding at 30 June 2025	6,304,023	0.31
Exercisable at 30 June 2025	6,304,023	0.31

The weighted average contractual life of the warrants outstanding is one year (2025: 260 days).

Exercise prices of warrants outstanding at 30 June 2026 was 40p.

Directors’ warrants

There were no warrants issued to Directors during the year.

20.
Trade and other payables

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000
Trade payables	972	1,140	84	394
Other payables	4	65	4	22
Accrued expenses	2,670	571	915	322
Trade and other payables	3,646	1,776	1,003	738

21.
Financial instruments

Financial risk management

Overview

The Group has exposure to the following risks arising from financial instruments:
-
credit risk
-
liquidity risk
-
market risk
-
currency risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Company’s board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training, management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Cost may be an appropriate estimation of fair value at the measurement date only in limited circumstances, such as for a pre-revenue entity when there is no catalyst for change in fair value, or if the transaction date is relatively close to the measurement date. Other indicators include insufficient recent information; a wide range of possible fair values and cost represents the best estimate.

Financial assets carried at amortised cost

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000
Cash and cash equivalents	52,459	1,873	51,952	1,457
Trade and other receivables	22	-	22	-
Award receivable	1,896	-	-	-
Other non-current assets	358	-	-	-
Amounts due from related parties	-	-	294	5,194
	54,735	1,873	52,268	6,651

Financial liabilities carried at amortised cost

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 US$’000
Trade and other payables	3,642	1,710	999	716
	3,642	1,710	999	716

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows:

	Group		Company
	As at 30 June 2026 US$’000	As at 30 June 2025 (restated) US$’000	As at 30 June 2026 US$’000	As at 30 June 2025 (restated) US$’000
Cash and cash equivalents	52,459	1,873	51,952	1,457
Trade and other receivables	22	125	22	11,215
Award receivable	1,896	-	-	-
Other non-current assets	358	-	-	-
Amounts due from related parties	-	-	294	-
	54,735	1,998	52,268	12,672

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities carried at amortised cost

Group
30 June 2026	Carrying amount US$’000	2 months or less US$’000	3-12 months US$’000	More than 1 year US$’000
Trade and other payables	3,642	3,528	114	-
	3,642	3,528	114	-

Company
30 June 2026	Carrying amount US$’000	2 months or less US$’000	3-12 months US$’000	More than 1 year US$’000
Trade and other payables	999	999	-	-
	999	999	-	-

Exposure to credit risk

Group
30 June 2025 (restated)	Carrying amount US$’000	2 months or less US$’000	3-12 months US$’000	More than 1 year US$’000
Trade and other payables	1,710	1,710	-	-
	1,710	1,710	-	-

Company
30 June 2025 (restated)	Carrying amount US$’000	2 months or less US$’000	3-12 months US$’000	More than 1 year US$’000
Trade and other payables	716	716	-	-
	716	716	-	-

Comparative information has been restated to include accrued expenses within trade and other payables which were omitted from the prior year disclosure.

The Group reviews its facilities regularly to ensure that it has adequate funds for operations and expansion plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return. Due to the nature of the Group’s operations, it will be mainly exposed to fluctuations in the price of tungsten, copper and gold. The Group, where able, will look to hedge its foreign currency exposure.

Currency risk

The Group operates internationally and is exposed to foreign currency risk arising on cash and cash equivalents and receivables denominated in a currency other than the respective functional currencies of Group entities. The main currency in which these transactions primarily are denominated are US Dollars (USD). The following balances that were held in foreign currency at the reporting date are:
	Group		Company
Net foreign currency financial assets/(liabilities)	30 June 2026	30 June 2025	30 June 2026	30 June 2025
	US$’000	US$’000	US$’000	US$’000
GBP	107	1,258	107	1,258
AUD	-	(8)	-	(8)
Total net exposure	107	1,250	107	1,250

Sensitivity analysis

A 10 per cent strengthening of USD against the respective currencies at 30 June would have increased/(decreased) equity and profit or loss by the amounts shown below:
Group and Company	Profit and Loss		Equity
	30 June 2026	30 June 2025	30 June 2026	30 June 2025
	US$’000	US$’000	US$’000	US$’000
GBP	(11)	(126)	(11)	(126)
AUD	-	1	-	1
Total net exposure	(11)	(125)	(11)	(125)

A 10 per cent weakening of the USD against the respective currencies would have an equal but opposite effect.

Capital risk management

The Group’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The capital structure of the business consists of cash and cash equivalents, debt and equity, which at 30 June 2026 for the Group totalled US$93,633k (2025: US$18,178k) and for the Company totalled US$98,097k (2025: US$21,651k). The total cash and cash equivalents is set out above and in note 15.

Fair values and carrying amounts

The carrying values of financial assets and liabilities are all approximate to their fair values per the statement of financial position.

22.
Related parties

During the year, the Company advanced funds of $25.6m (2025: $4.9m), and recharged net costs totalling $390k (2025: $48k), including management charges for director and consultant fees totalling $409k (2025: $120k), to Golden Metal Resources, LLC, the Company's wholly owned subsidiary

During the year, the Board approved the capitalisation of intercompany loan balances of $30.485 million into the Company's investment in Golden Metal Resources, LLC. Following this reclassification, no amount was outstanding at the reporting date (2025: $4.9 million).

Transactions with key management personnel:

During the year the Company paid US$10.8k (2025: US$31.1k) to MBB Trading Pty Ltd, a company in which M Billing (a director who resigned during the year) has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$561k (2025: US$50.8k) to The Zephyr Group LLC, a company in which J.T. Starzecki has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$54.9k (2025: US$nil) to Schlumpberger Inc., a company in which Michael Schlumpberger has a beneficial interest in, for his director services. These fees are in line with his Director contract.

During the year the Company paid US$11k (2025: US$nil) to Abundance Resources International, LLC., a company in which Mark Thorpe has a beneficial interest in, for his director services. These fees are in line with his Director contract.

23.
Capital commitments

The Company has 100 per cent ownership of the Pilot Mountain, Garfield, Pilot Mountain North, and Stonewall, Kibby Basin, White Elephant and Cinch projects, and an earn-in option for up to 100 per cent of the Tempiute Project and up to 100 per cent of the Golconda Summit Project.

On 1 November 2021, the Company acquired Black Fire Industrial Minerals Pty Ltd from Thor Mining Plc in order to acquire the Pilot Mountain Project. Certain mining claims within the Pilot Mountain Project are subject to a two per cent royalty held by Nevada Select Royalty based on actual proceeds from the sale of minerals. In addition, Nevada Select Royalty is entitled to receive non-refundable prepayments in respect of the Pilot Metals Royalty at a current rate of US$40,000 per annum. Guardian Metal is committed to approximately $80,000 per annum for vehicle management costs/claim related fees.

In January 2025, the Company signed an option agreement to purchase 100 per cent of the Tempiute Tungsten Project. During the term of the agreement, the Company is committed to paying the owner US$25,000 every six months, which is to be netted against the purchase price should the Company elect to exercise its option. Further, the Company shall pay the owner US$25,000 on the fifth anniversary of the deed and on each succeeding anniversary until the Company commences commercial production of minerals from the property. Each payment represents an advance payment of any royalties due to the owner. The agreement allows the Company to terminate at any time without incurring additional liabilities beyond payments accrued up to the termination date. As such, no liability for future payments has been recognised in the financial statements. Guardian Metal is committed to approximately $60,000 per annum for vehicle management costs/claim related fees.

On 21 May 2021, the Company became the operator of the Golconda Summit Project when it entered into an Assignment and Assumption Agreement with GR Silver Mining and the Company was also assigned the Golconda Option Agreement to earn-in up to 100 per cent. GR Silver Mining historically entered into the Golconda Option Agreement to acquire 100 per cent title and interest with Eureka Resources, a private Nevada based company. Under the terms of the Assignment and Assumption Agreement, the Company has assumed the obligation to pay the remaining liability of US$275,000 due under the Golconda Option Agreement to Eureka Resources. Eureka Resources holds a 1 per cent net smelter royalty over the Golconda Summit Project which can be bought back at any time by the Company within one year after commencement of production for US$1,000,000. Annual payments of US$50,000 are payable by the Company on or before 11 August of each of 2023, 2024, 2025, 2026 and 2027 and the Company holds an option to purchase the leased claims for US$335,000, less the amount of annual payments made. Guardian Metal is committed to approximately $10,000 per annum for vehicle management costs/claim related fees.

On 17 June 2021, Golden Metal Resources, LLC acquired the Garfield and Stonewall Projects from the Sunrise Resources Group. Under the terms of the Acquisition Agreements, the Sunrise Resources Group retain a 2 per cent royalty over the Garfield and Stonewall Projects. 1 per cent of each project royalty may be repurchased by the Company for US$1,000,000 at any time. Guardian Metal is committed to approximately $45,000 per annum for costs/claim related fees in relation to Garfield, and approximately $4,000 per annum in relation to Stonewall.

The Company is not committed to any costs in relation to the Kibby Basin, Pilot North, White Elephant or Cinch projects, but continues to pay the $35,000 per annum yearly maintenance claim fees.

24.
Post balance sheet events

On 1 July 2026, the Company implemented an internal corporate reorganization pursuant to which Tempiute Inc. was incorporated as a wholly owned subsidiary of the Company and BFM Resources Inc. and Pilot Metals Inc. were merged, with Pilot Metals Inc. as the surviving entity.

On 7 July 2026, the Company announced that it had entered into a strategic partnership with the Montana Mining Association, in collaboration with Montana Technological University and the U.S. Army Research Laboratory, to advance a domestic tungsten mining and recovery pilot programme for U.S. defence applications.

On 14 July 2026, the Company announced exploration results across our non-core portfolio, including at the newly staked Cinch, Pilot North and White Elephant.

On 17 July 2026, the Company implemented previously approved share option arrangements with certain directors, granting an aggregate of 681,817 new options over ordinary shares: (i) an option over 400,000 ordinary shares granted to Dr. Mark Thorpe at an exercise price of £2.55 per share pursuant to the terms agreed on his appointment, with 100,000 vesting on grant and 300,000 vesting on 21 November 2026, and a life to expiry of three years from the date of grant; (ii) an option over 100,000 ordinary shares granted to Michael X. Schlumpberger at an exercise price of £1.31 per share, being the balance of the 400,000 options agreed on his November 2025 appointment (an option over 300,000 ordinary shares having been granted in December 2025), with 50% vesting on grant and 50% vesting on 24 December,2026; and (iii) an enterprise management incentive option over 181,817 ordinary shares granted to Oliver Friesen at an exercise price of 10.75 pence per share. In addition, the Company extended the exercise period of the option over 2,104,859 ordinary shares granted to Mr. Friesen under the EMI Option Deed dated 3 May 2023 by five years to 3 May 2031 and agreed to indemnify Mr. Friesen for the net tax cost arising from such original options not qualifying as enterprise management incentive options, subject to a cap.

On 17 July 2026, the following purchases were made: (i) Mr. Starzecki purchased 5,500 ordinary shares as ADRs for a total of $10,494; (ii) Mr. Friesen purchased 20,000 ordinary shares for a total of £29,749.50; and (iii) Mr. Schlumpberger purchased 2,500 ordinary shares as ADRs for a total of $5,005.

On 23 July 2026, the Company’s wholly owned subsidiary Advance Tungsten Reserve, Inc., which was a dormant company, was dissolved.

On 17 August 2026, 3,989,027 ordinary shares were issued upon the exercise of warrants prior to their expiry, including ordinary shares deposited into the Company’s ADS facility in connection with such exercises.

On 25 August 2026, the Company entered into a collaboration agreement with Oritain, a global leader in forensic origin verification, to facilitate development of a database of origin fingerprints for tungsten, intended to support the development of provenance verification for tungsten for governments, industry and end consumers.

On September 14, 2026, we announced exploration results and related technical information from the Tremor Zone and the Good Hope Zone at Pilot Mountain.